                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           Aspect Development, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   045234101
        ---------------------------------------------------------------
                                (CUSIP Number)

                                Romesh Wadhwani
                           Aspect Development, Inc.
                 1395 Charleston Road, Mountain View, CA 94043
                                 (415)428-2700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 12, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 465754 10 9
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Romesh Wadhwani
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               4,804,500**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,804,500**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,804,500** shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.7%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

** Includes 4,504,500 shares held by the Romesh & Kathleen Wadhwani Trust, of which Mr. Wadhwani and his wife are trustees. Both trustees have full voting and dispositive power; one signature can invoke the trust. 3,694,500 shares are held by the Alex Brown Exchange Fund; 10,000 shares are held by Robertson Stephens; 800,000 shares are held by Hambrecht & Quist. Mr. Wadhwani holds 300,000 shares in account in his name alone. In addition to the shares referred to above, Mr. Wadhwani holds options to purchase 1,313,610.5 shares of Aspect common stock which are exercisable within 60 days of March 12, 2000.

All shares of Aspect commons stock referred to in this Schedule 13D are calculated as of March 12, 2000, prior to the two-for-one stock split of Aspect common stock effective March 13, 2000.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Aspect Common Stock"), of Aspect Development, Inc., a Delaware corporation ("Aspect"). The principal executive offices of Aspect are located at 1395 Charleston Road, Mountain View, CA 94043.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Romesh Wadhwani.

     (b) The business address of Mr. Wadhwani is 1395 Charleston Road, Mountain View, CA 94043.

     (c) Mr. Wadhwani is Chief Executive Officer and Chairman of the Board of Aspect. The principal business address of Aspect is 1395 Charleston Road, Mountain View, CA 94043.

     (d) During the past five years, Mr. Wadhwani has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Wadhwani has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Wadhwani is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Wadhwani beneficially owns 4,804,500 issued and outstanding shares of Aspect Common Stock. This amount includes 4,504,500 shares held by the Romesh & Kathleen Wadhwani Trust, of which Mr. Wadhwani and his wife are trustees. Both trustees have full voting and dispositive power; one signature can invoke the trust. 3,694,500 shares are held by the Alex Brown Exchange Fund; 10,000 shares are held by Robertson Stephens; 800,000 shares are held by Hambrecht & Quist. Mr. Wadhwani holds 300,000 shares in account in his name alone. In addition to the shares referred to above, Mr. Wadhwani holds options to purchase 1,313,610.5 shares of Aspect common stock which are exercisable within 60 days of March 12, 2000.

Mr. Wadhwani's ownership of Aspect Common Stock was previously reported on
Schedule 13G and certain amendments thereto filed on February 14, 1997, February 12, 1998 and February 16, 1999. Mr. Wadhwani is filing this Schedule 13D because he recently entered into a Voting Agreement and Irrevocable Proxy designed to facilitate the consummation of a merger described below.

ITEM 4. PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Reorganization dated as of March 12, 2000 (the "Merger Agreement"), among i2 Technologies, Inc. a Delaware corporation ("i2"), Hoya Merger Corp., a Delaware corporation and wholly-owned subsidiary of i2 ("Merger Sub"), and Aspect, and subject to the conditions set forth therein (including appropriate approvals by the stockholders of Aspect and i2), Merger Sub will be merged with and into Aspect (the "Merger"), Aspect will become a wholly-owned subsidiary of i2 and all outstanding shares of Aspect Common Stock will be converted into shares of i2 Common Stock, $.00025 par value per share, in accordance with the Merger Agreement. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Mr. Wadhwani and i2 entered into a Voting Agreement and Irrevocable

     Proxy. Certain provisions of the Voting Agreement and Irrevocable Proxy are described below.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.1.

     (c) Not applicable.

     (d) If the Merger is consummated, Aspect will become a wholly-owned subsidiary of i2, and i2 will subsequently determine the size and membership of the Board of Directors of Aspect and the officers of Aspect.

     (e) None, other than a change in the number of outstanding shares of Aspect Common Stock as contemplated by the Merger Agreement.

     (f) Upon consummation of the Merger, Aspect will become a wholly-owned subsidiary of i2.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Aspect will be in a form satisfactory to i2.

     (h) Upon consummation of the Merger, the Aspect Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Aspect Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     (j) Other than as described above, Mr. Wadhwani currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Mr. Wadhwani reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As a result of the Voting Agreement and the Irrevocable Proxy relating to Mr. Wadhwani's shares, i2 has shared power to vote shares of Aspect Common Stock beneficially owned by Mr. Wadhwani for the limited purpose of voting (i) in favor of adoption of the Merger Agreement and any proposal or action which would, or could reasonably be expected to, facilitate the Merger; (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement; (iii) against any Company Takeover Proposal (as defined in the Merger Agreement) with any party other than i2 or an affiliate of i2 as contemplated by the Merger Agreement; (iv) against any liquidation or winding up of Aspect; and (v) against any other proposal or action which would, or could reasonably be expected to, impede, frustrate, prevent, prohibit or discourage the Merger. Mr. Wadhwani has retained the right to vote his shares of Aspect Common Stock on all matters other than those identified in the Voting Agreement and Irrevocable Proxy. The Voting Agreement also prohibits Mr. Wadhwani from selling or otherwise disposing of shares of Aspect Common Stock for certain time periods, except in certain instances. The Voting Agreement and Irrevocable Proxy terminates upon the first to occur of the closing of the Merger or the termination of the Merger Agreement.

     The 4,804,500 issued and outstanding shares of Aspect Common Stock, all of which are covered by Mr. Wadhwani's Voting Agreement and Irrevocable Proxy, constitute approximately 15.7% of the issued and outstanding shares of Aspect Common Stock as of March 12, 2000. Any additional shares of Aspect Common Stock acquired by Mr. Wadhwani after the date of this

     Schedule 13D and on or before the record date for persons entitled to notice of, and to vote at, a meeting of Aspect's stockholders at which the Merger Agreement and the Merger will be voted upon (whether such shares are acquired upon the exercise of stock options or otherwise), must also be voted in accordance with the terms of the Voting Agreement and Irrevocable Proxy.

     The description contained in this Item 5 of the transactions contemplated by the Voting Agreement and Irrevocable Proxy is qualified in its entirety by reference to the full text of the Voting Agreement and Irrevocable Proxy, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

Schedule I to this Schedule 13D sets forth the names, addresses and employers of the executive officers and directors of i2.

To Mr. Wadhwani's knowledge, no shares of Aspect Common Stock are beneficially owned by i2 or any person listed on Schedule I to this Schedule 13D.

During the past five years, to Mr. Wadhwani's knowledge, neither i2 nor any person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Mr. Wadhwani's knowledge, neither i2 nor any person listed on Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Mr. Wadhwani's knowledge, all persons named in Schedule I to this Schedule 13D are citizens of the United States.

     (c) Except as set forth below, the following sales of Aspect Common Stock are the only transactions in Aspect Common Stock made by Mr. Wadhwani during the past sixty days, which sales were made on the Nasdaq National
     Market:


      Date           Number of Shares         Sale Price Per Share $
      ----           ----------------         ----------------------
    03/02/00              1,900                      154.93
    03/02/00              2,000                      154.93
    03/02/00              2,000                      155.56
    03/02/00                100                      155.44
    03/01/00                800                      150.94
    03/01/00              1,000                      154.94
    03/01/00              1,100                      153.94
    03/01/00              1,200                      151.94
    03/01/00                500                      152.44
    03/01/00                100                      159.68
    03/01/00              1,900                      159.94
    03/01/00              2,000                      159.68
    03/01/00                100                      152.93
    03/01/00                200                      155.04
    03/01/00                100                      153.00
    02/29/00              1,000                      148.81
    02/29/00              1,800                      117.44
    02/29/00                600                      107.81
    02/29/00              2,000                      117.44
    02/29/00              2,000                      130.19
    02/29/00              2,000                      148.93
    02/29/00              2,100                      107.94
    02/29/00              2,900                      117.44
    02/29/00                100                      108.94
    02/29/00                100                      116.81
    02/29/00                100                      116.90
    02/29/00                100                      116.94
    02/29/00                100                      130.25
    02/29/00              2,900                      129.94
    02/29/00                200                      107.79
    02/29/00                200                      109.94
    02/29/00              5,000                      119.69
    02/28/00              1,900                      115.25
    02/28/00                100                      115.46
    02/25/00              3,000                      111.44
    02/25/00              1,300                      120.00
    02/25/00              2,000                      106.44
    02/25/00                700                      104.69
    02/25/00                400                      103.50
    02/25/00                500                      103.94
    02/25/00              5,100                      103.37
    02/25/00              3,300                      104.81
    02/25/00              3,600                      101.94
    02/25/00              4,300                      119.94
    02/25/00              4,400                      120.19
    02/24/00              2,300                      101.81
    02/24/00              2,500                      102.44
    02/24/00              1,000                      101.94
    02/24/00                400                      101.69
    02/24/00                500                      106.94
    02/24/00              4,000                      106.81
    02/24/00              5,000                      101.69
    02/23/00              1,000                      105.69
    02/23/00              1,900                      107.88
    02/23/00                200                      107.56
    02/23/00                100                      107.69
    02/23/00                400                      106.56
    02/23/00                400                      107.94
    02/23/00                500                      106.31
    02/23/00                500                      106.80
    02/23/00                500                      106.81
    02/23/00              3,100                      107.69
    02/23/00              3,100                      105.44
    02/23/00              1,000                      105.94
    02/23/00              2,800                      106.44

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, Mr. Wadhwani is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Aspect, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO. DESCRIPTION
-----------------------

 99.1 Agreement and Plan of Reorganization, dated as of March 12, 2000, by and among i2 Technologies, Inc., a Delaware corporation, Hoya Merger Corp., a Delaware corporation, and Aspect Development, Inc., a Delaware corporation.

 99.2 Voting Agreement and Irrevocable Proxy, dated as of March 12, 2000, by Romesh Wadhwani in favor of i2 Technologies, Inc. and certain related persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  March 22, 2000

                                             /s/ Romesh T. Wadhwani
                                             -----------------------------
                                             Romesh T. Wadhwani

                                   SCHEDULE I

                     EXECUTIVE OFFICERS AND DIRECTORS OF I2

Sanjiv S. Sidhu        Chairman of the Board and      i2
                       Chief Executive Officer        One i2 Place
                                                      11701 Luna Rd.
                                                      Dallas, TX 75234

Gregory A. Brady       President                      i2
                                                      One i2 Place
                                                      11701 Luna Rd.
                                                      Dallas, TX 75234

Sandeep R. Tungare     President, Demand Management   i2
                                                      One i2 Place
                                                      11701 Luna Rd.
                                                      Dallas, TX 75234

William A. Beecher     Executive Vice President,      i2
                       Chief Financial Officer        One i2 Place
                                                      11701 Luna Rd.
                                                      Dallas, TX 75234

Hiten D. Varia         Executive Vice President,      i2
                       Worldwide Operations           One i2 Place
                                                      11701 Luna Rd.
                                                      Dallas, TX 75234

Harvey B. Cash         General Partner,               InterWest Partners
                       Information Technology         3000 Sand Hill Road
                                                      Building 3, Suite 25
                                                      Menlo Park, CA 94025

Thomas J. Meredith     Senior Vice President          Dell Computer Corporation
                       and Chief Financial Officer    One Dell Way
                                                      Round Rock, TX 78682